

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2022

Anthony Geisler
Chief Executive Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

       Re: Xponential Fitness, Inc.
          Draft Registration Statement on Form S-1
          Submitted March 29, 2022
          CIK No. 0001802156

Dear Mr. Geisler:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Alan F. Denenberg